November 4, 2016

Via EDGAR

Mr. Coy Garrison
Special Counsel
U.S. Securities and Exchange Commission

Division of Corporate Finance
Washington, D.C. 20549

Re:	New York REIT, Inc. Preliminary Proxy Statement on Schedule 14A Filed September 26, 2016 and Amended September 27, 2016 File No. 001-36416

Dear Mr. Garrison:

I am writing on behalf of New York REIT, Inc. (the “Company”) in response to your letter, dated October 18, 2016, regarding the staff’s review on behalf of the U.S. Securities and Exchange Commission (the “Commission”) of the Preliminary Proxy Statement on Schedule 14A of the Company filed with the Commission on September 26, 2016 and amended September 27, 2016 (the “Original Preliminary Proxy Statement”). The staff’s comment, as included in that letter, is repeated below in bold type, followed by the Company’s response. Terms used and not otherwise defined in this response letter that are defined in the Original Preliminary Proxy Statement shall have the meanings set forth in the Original Preliminary Proxy Statement. All references to “we,” “our” and “us” refer to the Company.

Questions and Answers About the Special Meeting

Q: Are there any interests in the liquidation that differ from my own?, page 6

1.	We note your disclosure that “[a]dditional LTIP Units issued under the OPP to the Advisor are eligible to be earned on the final valuation date under the OPP scheduled to occur in April 2017, based on the achievement of certain performance criteria….” We also note your disclosure on page 62 that your “Total Liquidating Distributions Range is based, in part, on the assumption that no LTIP Units will be earned on the final valuation date under the OPP in April 2017.” Please provide additional narrative disclosure regarding the mechanism and performance criteria used to determine whether the Advisor will be entitled to such additional LTIP Units on the final valuation date under the OPP and how the LTIP Units will be valued upon any such issuance. Please also describe the basis for your assumption that no LTIP Units will be earned on the final valuation date under the OPP in April 2017.

We have revised the disclosure on pages 60-62 of the Original Preliminary Proxy Statement (a copy of which is enclosed) to provide additional disclosure concerning the criteria and mechanism used to determine whether the Advisor will be entitled to earn additional LTIP Units on the final valuation date of April 15, 2017 and made conforming changes to the disclosures elsewhere in the Original Preliminary Proxy Statement.

Please be advised that we have also revised the disclosure on pages 60-62 of the Original Preliminary Proxy Statement (a copy of which is enclosed) to state that the Company has estimated that an estimated 239,000 additional LTIP Units will be earned on April 15, 2017. This estimated number of the additional LTIP Units to be earned was made, with input from a third party consultant that also provides input in connection with the valuation of LTIP Units for purposes of our financial statements, using a Monte Carlo simulation.

Mr. Coy Garrison
Special Counsel
November 4, 2016

Please note that the assumption that 239,000 LTIP Units based on the closing price of our common stock on October 28, 2016) results in an adjustment of $0.01 for each of the low end and high end of the estimated Total Liquidating Distributions Range set forth in the Original Preliminary Proxy Statement. The estimate of the number of LTIP Units is the same at both the low end and high end of the estimated Total Liquidating Distributions because the plan of liquidation is expected to be completed after April 2017 (the relevant measurement period for determining the additional LTIP Units that may be earned on April 15, 2017, the final valuation date under the OPP ), so the actual amount of total liquidating distributions is not likely to determine the number of additional LTIP Units that may be earned on the final valuation date. We believe the numbers of additional LTIP Units that will be earned on the final valuation date will be determined by our share price, as well as the share prices of the 20 peer group REITs identified in the OPP, during the relevant measurement period in April 2017.

We further advise you that, in the Original Preliminary Proxy Statement, we did not adjust the estimated Total Liquidating Distribution Range for additional LTIP Units that will be earned on the final valuation date of April 15, 2017 because we believe that, if our share price and the shares prices of the 20 peer group REITs identified in the OPP were at their current levels during the relevant measurement period in April 2017, no additional LTIP Units would be earned on April 15, 2017. The number of additional LTIP Units earned on April 15, 2017 depends on future performance of our shares and future performance of our peer group REITs, which cannot be estimated with any certainty. Accordingly, we believed that it was reasonable to assume no adjustment for the additional LTIP Units that could potentially be earned. However, in reviewing further, we determined that the method described above could provide a reasonable basis for estimating the value of the additional LTIP Units that will be earned on April 15, 2017.

Please contact the Company’s counsel, Michael J. Choate at (312) 962-3567 or Steven L. Lichtenfeld at (212) 969-3735, if you have any questions regarding the foregoing.

Very truly yours,

NEW YORK REIT, INC.

/s/ Michael A. Happel
Name: Michael A. Happel
Title: Chief Executive Officer and President

Enclosures

cc (via e-mail):

Michael J. Choate, Esq., Proskauer Rose LLP

Steven L. Lichtenfeld, Esq., Proskauer Rose LLP

Revised Disclosure Pages 60-62 of Preliminary Proxy Statement of New York REIT Inc. on Schedule 14A filed September 27, 2016

Estimated Liquidating Distributions

Timing and Amount of Liquidating Distributions

We will seek to sell most or all of our assets and make most or all of the liquidating distributions within six to 12 months after the plan of liquidation is approved by our stockholders, although there is no assurance such sales and such distributions will be made within that time period. Our board of directors has not established a specific timetable for paying liquidating distributions to stockholders under the plan of liquidation. Under the terms of the plan of liquidation and Maryland law, we may make one or more distributions from time to time, after providing or reserving for the payment of our obligations and liabilities, as we sell or otherwise liquidate our assets. We will be unable to pay liquidating distributions until we repay the amount required to be repaid under the new credit facility refinancing the Credit Facility, which may delay the timing of liquidating distributions or, depending on the terms of the new credit facility, prevent liquidating distributions until we repay our indebtedness in full. All distributions will be paid to stockholders of record at the close of business on the record dates to be determined by our board of directors, pro rata based on the number of shares owned by each stockholder.

The Company, with input from the Eastdil Secured group of Wells Fargo Securities, has estimated that the net proceeds that will be distributed to stockholders over time from the plan of liquidation, ~~including regular monthly dividends through October 2016 and~~ taking into account estimated transaction costs, will be between $~~8.73~~8.72 and $~~11.50~~11.49 per share, which we refer to herein as the Total Liquidating Distributions Range.

Our Total Liquidating Distributions Range is an estimate and does not necessarily reflect the actual amount that our stockholders will receive in liquidating distributions, and the actual amount may be more or less than the Total Liquidating Distributions Range, for various reasons discussed in this proxy statement, including in the section entitled “Risk Factors.” The actual amount that we will distribute to you in the liquidation will depend upon the actual amount of our liabilities, the actual proceeds from the sale of our properties, the actual fees and expenses incurred in connection with the sale of our properties, the actual expenses incurred in the administration of our properties prior to disposition, the actual general and administrative expenses of the Company, including contractual management fees paid to the Advisor or any replacement advisor and other liabilities that may be incurred by the Company, our ability to continue to meet the requirements necessary to retain our status as a REIT throughout the period of the liquidation process, our ability to avoid U.S. federal income and excise taxes throughout the period of the liquidation process and other factors. If our liabilities (including, without limitation, tax liabilities and compliance costs) are greater than we currently expect or if the sales prices of our assets are less than we expect, you will receive less than the estimated liquidation payment for each share of our common stock that you currently own.

We will make liquidating distributions in one or more payments. However, we cannot be sure how many liquidating distributions will be made, or when they will be made. The actual timing of the liquidating distributions we pay under the plan of liquidation is depends on a number of factors outside of our control depends on a number of factors outside of our control discussed in this proxy statement, including in the section entitled “Risk Factors.”

You may also receive an interest in a liquidating trust that we may establish under the circumstances discussed below. Distributions that you may receive from the liquidating trust, if any, are included in our estimates of the Total Liquidating Distributions Range. Further, if we establish a reserve fund to pay for liabilities following the liquidation, the timing and amount of your distributions in the liquidation may be adversely impacted.

Calculation of Estimated Liquidating Distributions

In estimating our Total Liquidating Distributions Range, we have relied on management’s estimate of the value of our assets, with input from the Eastdil Secured group of Wells Fargo Securities, and the costs we will incur as a result of and during the liquidation process. The range of estimated liquidating distributions is based in part on an estimated range of gross real estate sales prices of approximately $3.5 billion to $3.9 billion (a percentage difference of approximately 11.4%), including the Worldwide Plaza property based on a sale of a 100% interest in the Worldwide Plaza property. This estimated range of gross real estate sales prices implies a capitalization rate range of 4.2% to 4.7% based on estimated annualized cash net operating income for the second quarter of 2016 of approximately $162 million, including the estimated annualized cash net operating income from Worldwide Plaza on a 100% basis. These estimates of the gross real estate sales prices of our assets are based, in part, on cash flow projections for our assets, taking into account market knowledge and experience of management and the Eastdil Secured group of Wells Fargo Securities. The reason the percentage differential shows a Total Liquidating Distributions Range of 31.7% ($~~8.73~~8.72 to $~~11.50~~11.49), when compared to an approximately 11.4% range in estimated gross real estate sales prices, is because, after deducting debt and the costs of selling the assets and liquidating, the approximately $400 million range in gross real estate sales prices is measured against a smaller base number.

Our estimated Total Liquidating Distributions Range was derived, in part, from estimated total gross real estate sales prices as described above, less the amount required to exercise the WWP Option, total debt, estimated asset sale transaction costs and estimated liquidation costs, but adjusted upwards for estimated interim operating cash flows, as well as existing cash and working capital.

Our estimated transaction costs (ranging from $168.3 million on the low end of the Total Liquidating Distributions Range and $183.0 million on the high end) included (i) estimated asset sale transaction costs, which included, among other costs, brokerage commissions, disposition fees to the Advisor, legal fees, transfer tax liabilities and debt prepayment and assumption costs and (ii) estimated liquidation costs which included, among other costs, costs related to refinancing the Credit Facility and legal and administrative costs related to this proxy statement, the special meeting and other steps required to practically implement the plan of liquidation.

~~Our estimated Total Liquidating Distributions Range also assumes that our regular monthly dividends will be suspended in October 2016. If the plan of liquidation is approved, our board of directors will review whether to continue to pay monthly dividends, taking into consideration our capital needs, including the funds needed to exercise the WWP Option. In addition, as part of our continuing review of operating results and proposed asset sales, our board of directors will continue to review our future dividend policy. There is no assurance that we will continue paying a monthly dividend at the existing rate, if at all.~~

Our estimated Total Liquidating Distributions Range per share was based on the number of shares of our common stock outstanding as of June 30, 2016 on a fully diluted basis, including all outstanding OP Units and LTIP Units earned under the OPP through the date of this proxy statement ~~but not~~and an estimated 239,000 LTIP Units that may~~, based on the achievement of certain total return performance criteria related to our absolute total return performance and our total return performance relative to our peers,~~ be earned under the OPP at the final valuation date ~~in April 2017.~~ on April 15, 2017 based on our achievement of a certain level of total return to our stockholders (share price appreciation (based on a trailing 15 trading day closing stock price average) plus dividends and other distributions) (i) a portion of which is earned based on the total return exceeding a hurdle rate of 7% per annum, and (ii) a portion of which is earned based on the total return exceeding a total return to stockholders of a peer group comprised of 20 other REITs identified in the OPP.

For the purposes of calculating the estimated Total Liquidating Distributions Range, we have estimated that an additional 239,000 LTIP Units will be earned at the final valuation date on April 15, 2017. The estimated number of LTIP Units that may be earned on April 15, 2017 was determined, with input from a third party consultant that also provides input in connection with the valuation of LTIP Units for purposes of our financial statements, using a Monte Carlo simulation. This analysis takes into account the terms of the OPP, including the performance period and total return hurdles, as well as observable market-based inputs, including interest rate curves, and unobservable inputs, such as expected volatility. Additionally, we believe that the Total Liquidating Distributions Range per share will not affect the number of LTIP Units, if any, that will be issued on April 15, 2017 as it is not expected that any liquidating distributions would be made on or before that date.

Further, the OPP provides that if a liquidation in the good faith judgment of the compensation committee of our board of directors necessitates action by way of equitable or proportionate adjustment in the terms of these LTIP Units to avoid distortion in the value of the LTIP Units, the compensation committee shall make equitable or proportionate adjustments and take such other action as it deems necessary to maintain the LTIP Unit rights under the OPP so that they are substantially proportionate to the rights of LTIP Units existing prior to the liquidation. ~~Accordingly, we are unable to estimate the number of LTIP Units that will be earned on the final valuation date or in connection with the implementation of the plan of liquidation, if any, at this time.~~

Under the limited partnership agreement of the OP, the holders of LTIP Units generally are entitled to share in distributions of net sales proceeds, whether or not the LTIP Units have been earned pursuant to the OPP. As of the record date, there are 1,172,738 earned LTIP Units held by Mr. Radesca and the individual members of the Sponsor, including Messrs. Kahane and Happel, and 7,707,841 unearned LTIP Units held by the Advisor. Any of the unearned LTIP Units not earned on April 15, 2017, the final valuation date under the OPP, will be forfeited and will no longer be entitled to any distributions. However, if real estate assets were sold and net sales proceeds distributed prior to April 15, 2017, the holders of LTIP Units generally would be entitled to a portion of those net sales proceeds with respect to both the earned and unearned LTIP Units (although the amount per LTIP Unit, which would be determined in accordance with a formula in the limited partnership agreement of the OP, would be less than the amount per OP Unit until the average capital account per LTIP Unit equals the average capital account per OP Unit). Our board of directors has discretion as to the timing of distributions of net sales proceeds.

We estimated the Total Liquidating Distributions Range prior to the approval of the plan of liquidation by our board of directors. We updated our board of directors’ estimate to reflect the estimate of additional LTIP Units to be earned on April 15, 2017, the final valuation date under the OPP. We have not otherwise updated the estimated Total Liquidation Range to reflect subsequent events because we do not believe at this time that the subsequent events that have occurred will materially affect our overall estimated Total Liquidating Distributions Range. Certain changes have occurred which could affect the estimated Total Liquidating Distributions Range, including changes in our cash and working capital and the notice of termination of the advisory agreement effective December 26, 2017, which could affect the fees payable after that date. However, we do not believe at this time that that these changes will materially affect our overall estimated Total Liquidating Distributions Range and we have not incorporated the estimated effect of these changes in our estimated Total Liquidating Distributions Range.

We believe that we will have sufficient cash to pay all of our current and accrued obligations.

Uncertainties Relating to Estimated Liquidating Distributions

The preparation of these estimates involved judgments and assumptions with respect to the liquidation process and may not be realized. We cannot assure you that actual results will not vary materially from the estimates. As we have disclosed under “Risk Factors,” certain examples of uncertainties that could cause the aggregate amount of distributions to be less or more than our estimates include the following:

•	the value of our assets and the time required to sell our assets may change due to a number of factors beyond our control, including market conditions;

•	our Total Liquidating Distributions Range is based, in part, on estimates of the costs and expenses of the liquidation and operating our company, and, if actual costs and expenses exceed or are less than such estimated amounts, aggregate distributions to stockholders from liquidation could be less or more than our Total Liquidating Distributions Range;

•	our Total Liquidating Distributions Range is based, in part, on assumptions regarding our ability to successfully exercise the WWP Option and repay the Credit Facility on a timely basis, and there can be no assurance we will be able to do either;

•	our Total Liquidating Distributions Range is based, in part, on assumptions as to the timing for completing asset sales, and we may be delayed in completing asset sales for a variety of reasons, including considerations related to the Credit Facility, the assumption provisions included in the existing loans encumbering the Worldwide Plaza property that are applicable upon the exercise of the WWP Option and tax considerations;

•	our Total Liquidating Distributions Range is based, in part, on the assumption that ~~no~~239,000 additional LTIP Units will be earned on the final valuation date under the OPP ~~in April 2017~~on April 15, 2017, as set forth in more detail under “—Calculation of Estimated Liquidating Distributions;” and the amount of LTIP Units that will be earned on April 15, 2017 will be based on a number of factors including the price of our common stock the performance of the peer group set of REITs relative to the Company and cannot reliably be estimated;

•	if our assets are not sold by the times and at prices we currently expect, the liquidation may yield aggregate distributions less than or greater than the prevailing market price of our shares of common stock;

•	if liabilities, unknown or contingent at the time of the mailing of this proxy statement, later arise which must be satisfied or reserved for as part of the plan of liquidation, the aggregate amount of distributions to stockholders as a result of the plan of liquidation could be less than estimated; and

•	delays in consummating the plan of liquidation could result in additional expenses and result in actual aggregate distributions to stockholders being less than our estimated amount.

We do not anticipate updating or otherwise publicly revising the estimates presented in this proxy statement to reflect circumstances existing or developments occurring after the preparation of these estimates or to reflect the occurrence of anticipated events. The estimates have not been audited, reviewed or compiled by independent auditors.